ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, Texas 77010
(713) 595-1900
January 12, 2012
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	ZaZa Energy Corporation Registration Statement on Form S-4 File No. 333-177264
Ladies and Gentlemen:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ZaZa Energy Corporation (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 to 4:00 p.m. Washington, D.C. time, on Thursday, January 12, 2012, or as soon as practicable thereafter.
          The Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ZaZa Energy Corporation
By:	/s/ Charles Campise
Charles Campise
Chief Financial Officer